Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor Bancorp, Inc.

The following excerpts relating to Old National Bancorp’s (“Old National’s”) pending acquisition of Anchor Bancorp, Inc. (“Anchor”) are from the transcript of a conference call held by executive officers of Old National on October 24, 2017, in connection with Old National’s announcement of its financial results for the quarter ended September 30, 2017. Excerpts from the slide presentation used on the conference call which relate to the pending acquisition were previously filed on October 24, 2017 by Old National pursuant to Rule 425 under the Securities Act of 1933, and the transcript excerpts should be read in conjunction with those materials.

Additional Information for Shareholders of Anchor Bancorp, Inc.

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (Registration Statement No. 333-220434) that includes a Proxy Statement of Anchor and a Prospectus of ONB, as well as other relevant documents concerning the proposed merger. Anchor shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorlink.com under the tab “About Us.”

Old National and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 6, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Lynell Walton, Old National Bancorp, SVP, Investor Relations Director:

… On another note, I’m sure all of you saw our 8-K filed last week in which we announced the regulatory approval of our most recent partnership with Anchor Bancorp in Minnesota. Pending shareholder approval and other customary closing conditions, we should be set to close on this deal on November 1.

Jim Ryan, Old National Bancorp Senior EVP and Chief Financial Officer:

…As we look forward to the 4th quarter, we anticipate pre-tax charges of $16 million related to our Anchor Bank partnership,

Bob Jones, Old National Bancorp Chairman and CEO:

… I will begin my comments on a more positive note by highlighting the overall themes for our quarter and adding additional color about our Minnesota partnership.

…As I turn to our discussion about Minnesota, I will start by apologizing for what we know will be a noisy 4th quarter for us. The combination of the accelerated close of Minnesota, potential charges associated with our client experience project, branch termination charges and the amortization of our tax credit expense will somewhat mask our operational earnings.

…We were very pleased that we will be able to close on Minnesota on November 1, just 85 days post announcement. This reflects our board’s commitment to our risk profile and the excellent track record my associates have with prior partnerships.

While our conversion is still scheduled for the 2nd quarter, we have already made considerable progress on the cultural integration. The leadership in Minnesota, led by Jeff Hawkins, has been incredible. While change is never easy, morale amongst our associates in the Twin Cities and Mankato is strong and their focus on serving the clients has been excellent. To date, our retention of key individuals has been outstanding with no key departures to date. Again, a true compliment to Jeff and his team.

Earnings have been consistent with what we have modeled and we do not expect any changes to the what we told you back in August with 2018 accretion prior to one-time charges of approximately .08/share. For the balance of 2017 we would expect the contribution to be approximately $3 million dollars. Just a reminder, we will be issuing approximately 16.5 million shares in conjunction with the close.

Loan growth for Minnesota through the end of the third quarter has been 8% as compared to last year. Core deposits have seen similar growth.

We still expect 36% or $20 million in cost savings with the partnership, with about 75% happening in 2018 and fully realized in 2019.

Questions & Answers:

Q: Chris McGratty, KBW

Just a question on the balance sheet. You commented about what you’re doing previously in the indirect book, but as you’re kind of putting two companies together in the quarter, how should we be thinking about any repositioning of either your or their investment portfolios?... the size of the balance sheet? Any kind of adjustments that typically come in kind of a noisy quarter?

A: Bob Jones

I don’t know that you’ll see much adjustment in the balance sheet, Chris. As we obviously are not going to do the conversion until the second quarter, we’ll have to run them as a separate entity and will continue to do the balance remix on what we call the legacy portfolio on a go-forward basis. So, I don’t know that you’ll see much different in what we bring in from Minnesota.

Q: Jon Arfstrom, RBC Capital Markets

A couple of questions on the pipeline. I know you had a very strong pipeline last quarter and you touched on it a bit, but is the activity consistent or have things changed, slowed down a bit? It looks like it from the numbers, but I think your commentary suggests otherwise. Could you maybe go into a little more detail on that?

A: Bob Jones

… I might add, Jon, just a little bit of color around our Minnesota folks. They report a pipeline that’s probably amongst the highest it’s been in the history of their company and as they begin to talk to clients, they want the value of our expanded balance sheet and some of the other opportunities. So, we continue to be encouraged by the activity in Minnesota as well.

Q: Terry McEvoy, Stephens

And then the last question I have…as I look at my model for 2018, what could really offset the success you’re having on the cost saves and the accretion from the deals? Simply the provision line? I’m just wondering, will there be any reserve built for Anchor loans if they just go from marks and then they’re re-underwritten and then moved into kind of the non-acquired portfolio? What type of reserves and provisions have you had to take on past deals and do you think that creates any headwind as it relates to the provision line in 2018?

A: Daryl Moore:

Hey Terry, this is Daryl. We’re not anticipating any provision build associated with these. We think we’ve got them marked appropriately and as we manage them going forward, historically we’ve not seen that as an issue. Just given the culture and the credit up in Minnesota, I don’t see any change to that at all.

Q: David Long, Raymond James

Question related to the branch consolidation. When you think about opportunities going forward, excluding the Anchor transaction, anymore thoughts as to will we see more closings or rationalization in the back half of 2018 after the integration is completed there with Anchor?

A: Bob Jones

It’s safe to say that we will continue to look at our branch franchise. Whether there would be any in Minnesota, I think that’s to be determined. Right now, we think they have a terrific franchise, but as we continue to look at the balance of our franchise, Jim does a great job looking at that bottom 10%... I’ll publicly say that I’d be disappointed if we didn’t have more closures in ’18.

Q: Andy Stapp, Hilliard Lyons

Capital Market fees were down quite a bit. Is there any color you can provide to help us in modeling this line item going forward?

A: Bob Jones

…you know that’s a fairly immature business for us and you know you’re going to have erratic earnings as you build up the ability and some of that is linked to the larger deals. So, I’m not even sure I can give you a run rate for ’18 other than to say Chris is doing an excellent job, and we would hope to get to that third – or second quarter number and build from there. But you know I might be able to give you a little more color after the fourth quarter. We’re really optimistic about our opportunities up in Minnesota because they tend to have clients that use that type of product more so than what we have throughout our franchise. So, we apologize for the little bit of lumpiness, but again, it’s a fairly immature business.

Q: Nathan Race, Piper Jaffray Companies:

… and just to confirm, the conversion with Anchor is still scheduled for 2Q, despite the earlier closing?

A: Bob Jones

Yes, as we said on our August call, we’ve got two major technology projects, one involving our mortgage system and the other one the EMV card conversion. So, our desire is to not put our new clients up in Minnesota through two painful processes, we’ll just put them through one.

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Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends and profitability. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger with Anchor might not be realized within the expected timeframes and costs or difficulties relating to integration matters might be greater than expected; satisfaction of closing conditions for the Anchor merger; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s business; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plan (including integrating the Old National and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; disruptive technologies in payment systems and other services traditionally provided by banks; computer hacking and other cybersecurity threats; other matters discussed in this document and other factors identified in our Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this document, and Old National does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this document.

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